TRANSGENE RELEASES POSITIVE PHASE I/II DATA OF TG1042 (Ad-IFNg) AND PLANS FOR A PIVOTAL STUDY
IN CUTANEOUS B-CELL LYMPHOMA

Strasbourg, France, December 12, 2005 – Transgene S.A. (Eurolist Paris: FR0005175080) announces positive results from the Phase I/II trial for its immunotherapy product TG1042 (Ad-IFNg) in cutaneous lymphoma, a form of skin cancer. The results were presented on December 10, 2005 at the 2005 American Society of Hematology (ASH) meeting in Atlanta, Georgia, U.S.A.

This open-label, multicenter, dose-escalation Phase I/II trial enrolled a total of 39 patients with relapsing primary cutaneous lymphoma (either T-cell or B-cell lymphoma). To date, 31 of the patients are evaluable for efficacy and enrolment is now completed. The main objectives of the trial were safety and efficacy. The treatment was delivered in repeated monthly cycles of three intratumoral injections of TG1042. In the dose-escalation step, three groups of three patients each, were treated at dose levels of 3.109, 3.1010 and 3.1011 viral particles (vp). The latter dose was used for the treatment of all subsequent patients.

The results, consistent with the interim results released in February this year, demonstrated:

•	a high rate of local clinical responses : 55% of 31 evaluable patients responded to the treatment with nine complete responses (CR) and eight partial responses (PR). Out of the 26 patients with cutaneous T-cell lymphoma (CTCL) 46% responded (six CR and six PR), and 100% of the five patients with cutaneous B-cell lymphoma (CBCL) responded to the TG1042 treatment (three CR and two PR) :

	CR	PR	Total responses	Total evaluable	Patient response
				patients	rate
CTCL	6	6	12	26	46%
CBCL	3	2	5	5	100%

Total CL	9	8	17	31	55%

•	good tolerance of TG1042 up to the highest dose level (3.10[11] vp);

•	efficient gene transfer of the IFNg gene assessed by RT-PCR.

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Considering the 100% response rate obtained so far in CBCL patients and that there is currently no registered treatment for patients suffering from relapsing CBCL, Transgene has decided to initially pursue the development of TG1042 in CBCL. Transgene intends to file an IND (Investigational New Drug) application before the end of December 2005 for a pivotal trial.

The planned trial will be an open-label, multicenter, two-step trial conducted in the U.S. and Europe. It is intended to include 41 patients with relapsing CBCL following radiotherapy. Enrolment of the first patient is planned for Q3 2006. TG1042 will be administered intra-tumoraly at the dose of 3.1011 vp according to the treatment schedule validated in the Phase I/II trial.

“We are very pleased to communicate the positive results of our Phase I/II trial with TG1042 at this year’s ASH meeting. They confirm the promising interim data we released in February 2005. The excellent response rates enable us to first plan for a pivotal trial in cutaneous B-cell lymphoma, with the goal of obtaining regulatory approval for commercialization in 2009,” said Philippe Archinard, CEO of Transgene.

“This new therapy is safe and well tolerated in a difficult to treat aged patient population. The impressive clinical efficacy and the possibility of long term treatment make this approach a very attractive option. Presently, there is no comparable treatment available for patients with primary cutaneous B-cell lymphoma,” said Principal Investigator, Professor Reinhard Dummer, MD, from the Department of Dermatology, University Hospital, Zurich, Switzerland.

About Primary Cutaneous Lymphoma:
Cutaneous lymphoma (CL) is a form of skin cancer which encompasses a spectrum of diseases defined by a malignant clonal proliferation of cutaneous lymphocytes. CL originates from either T lymphocytes (CTCL) or B lymphocytes (CBCL). With a prevalence of six patients per 100,000 people in European countries, CL ranks second to melanoma as the most frequent dermatological life-threatening disease. CL is characterized by its heterogeneity of clinical presentations, prognoses and therapeutic options.

Primary CBCL represents around one quarter of CL patients. Its clinical presentation often consists of a single or small number of lesions restricted to a local area of skin. First line standard treatment consists of radiotherapy and no drug is registered for the treatment of relapsing CBCL.

About TG1042 :
TG1042 uses Transgene’s adenovirus vector carrying the human interferon gamma gene.

About the presentation at ASH:
The poster presentation is entitled “Adenovirus-Interferon-g (TG1042) Demonstrates Clinical Activity in Relapsing Primary Cutaneous Lymphoma (PCL): A Phase I/II Multicentric Trial”. The poster is displayed on Transgene’s website www.transgene.fr

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About Transgene:
Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I studies. Transgene has bio-manufacturing production capacities for viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr

Forward-looking statement:
This press release contains forward-looking statements referring to the encouraging results of clinical testing of one of Transgene’s product candidates, and to the timing and nature of further clinical testing and goals for regulatory approval and commercialization. However, clinical testing and product development depend on a variety of factors, including the timing and success of patient enrolment and the risk of unanticipated adverse patient reactions. Furthermore, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes than prior studies. There is no certainty that product candidates will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use. In addition, as previously communicated, Transgene’s currently available funding does not ensure that it can continue operations until 2009, and thus additional financing would be necessary to complete the regulatory approval process and begin product commercialization in the timeframe described above. For a more detailed description of the risks and uncertainties involved in the clinical testing and development of Transgene’s product candidates, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

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Philippe Poncet + 33 3 88 27 91 21	Shaun Brown Mary Clark +44 (0)20 7307 5330	Estelle Guillot-Tantay Tiphaine Hecketsweiler + 33 1 53 70 74 93